EXHIBIT 99.1

                                                                    [    ] YELL

                                                                15 February 2005

        NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE


   YELL GROUP PLC FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 31 DECEMBER 2004


    STRONG GROWTH CONTINUES. FIRMLY ON TRACK TO MEET FULL YEAR EXPECTATIONS.

o Group turnover up 6.7% to (pound)897.9 million; 12.5% at a constant exchange rate

o Group adjusted EBITDA up 10.0% to (pound)286.0 million; 14.8% at a constant exchange rate

o Group adjusted profit after tax (pound)78.0 million, excluding exceptional legal costs ((pound)31.1 million last year, excluding exceptional IPO costs)

o Group operating cash flow less capital expenditure up 9.8% to (pound)261.2 million; up 13.7% at a constant exchange rate

o Diluted earnings per share before amortisation and exceptional costs up 20.8% to 21.5 pence (17.8 pence last year on a pro forma basis)

Note: Earnings, profit after tax and cash flow figures stated before exceptional legal costs in our US operation of (pound)12.8 million ((pound)8.0 million net of tax credit) in the 2005 financial year, and exceptional IPO costs of (pound)148.5 million ((pound)111.3 million net of tax credit) in the 2004 financial year. Including these costs the Group made a profit after tax of (pound)70.0 million (a loss of (pound)80.2 million last year).

JOHN CONDRON, CHIEF EXECUTIVE OFFICER, SAID:

"Yell's consistent strategy and focused execution continue to deliver good performance across our operations both in the UK and the US and we continue to invest in them for future growth. We are confident of meeting expectations for the full year, as well as seeing a positive outlook beyond this."

JOHN DAVIS, CHIEF FINANCIAL OFFICER, SAID:

"The Group's strong operational performance continues to drive high levels of cash generation and profitability, with over 91% of adjusted EBITDA converted to cash. Consequently net debt now stands at 2.9 times adjusted EBITDA for the last 12 months, compared with 3.3 times for the same period last year."


                 Yell Group plc. Registered Office: Queens Walk,
                    Oxford Road, Reading, Berkshire RG1 7PT.
                       Registered in England No. 4180320.

ENQUIRIES

YELL - INVESTORS

Jill Sherratt
Tel               +44 (0)118 950 6984
Mobile            +44 (0)7764 879808

YELL - MEDIA

Jon Salmon
Tel               +44 (0)118 950 6656
Mobile            +44 (0)7801 977340

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel               +44 (0)20 7638 9571
Mobile            +44 (0)7973 611888


This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2004 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 8 June 2004, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.


                   A copy of this release can be accessed at:
                         www.yellgroup.com/announcements
                         -------------------------------

          Our subsidiary, Yell Finance B.V., will furnish its results for the nine months ended 31 December 2004 to the SEC on Form 6-K on 15 February 2005.

          A copy of this filing can also be accessed on the Yell Group website.

YELL GROUP PLC SUMMARY FINANCIAL RESULTS

                                           -----------------------------------------------------------
                                                      NINE MONTHS ENDED
                                                        31 DECEMBER
                                                    2003            2004
                                           -----------------------------------------------------------
                                                                                            CHANGE AT
                                                                                             CONSTANT
                                                                                             EXCHANGE
                                                (POUND)M        (POUND)M      CHANGE          RATE (f)
------------------------------------------------------------------------------------------------------
Turnover (a)                                       841.3           897.9       6.7%            12.5%
Adjusted EBITDA (a) (b)                            260.1           286.0      10.0%            14.8%
Operating cash flow (a) (c)                        237.8           261.2       9.8%            13.7%

Adjusted diluted earnings per share
   (pence) (d)                                     17.8p           21.5p       20.8%

Cash conversion (a) (e)                            91.4%           91.3%

Adjusted profit after tax (b)                       31.1            78.0
Exceptional items after tax                       (111.3)           (8.0)
(Loss) profit on ordinary activities
   after tax                                       (80.2)           70.0
------------------------------------------------------------------------------------------------------

(a) Turnover, adjusted EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.

(b) Adjusted items in the period ended 31 December 2003 are stated before exceptional costs arising on IPO. Adjusted items in the period ended 31 December 2004 are stated before exceptional legal costs.

(c) Cash inflow from operations before payments of exceptional items, less capital expenditure.

(d)  Diluted earnings per share before amortisation and exceptional items.

(e)  Operating cash flow as a percentage of adjusted EBITDA.

(f) Change at constant exchange rate states the change in current period results compared to the same period in the previous year as if the current period results were translated at the same exchange rate as that used to translate the results for the same period in the previous year.

REVIEW OF OPERATING PERFORMANCE

TURNOVER

Group turnover increased 6.7% to (pound)897.9 million; or 12.5% at a constant exchange rate, from (pound)841.3 million last year.

UK operations

UK turnover increased 4.3% to (pound)466.6 million. Turnover from printed directories grew 2.6% to (pound)428.8 million. The effect of RPI-6% was to reduce Yellow Pages prices by an average of 3.4%. Yell.com turnover increased by 41.0% to (pound)25.8 million.

The total number of unique print advertisers increased slightly to 354,000. The UK retention rate was in line with the first half of the year at 75% (or 74% excluding national and key accounts). The decline from 78% last year primarily reflects the substantial growth in our advertiser base over the last four years as new customers typically dilute retention.

During the nine months, we grew average turnover per unique advertiser by 2.1% to (pound)1,210 from (pound)1,185 last year.

In order to reflect changes in demographic, shopping and trading patterns, we rescoped seven directories into thirteen during the first nine months. We plan to rescope a further six directories in the last quarter.

Yell.com continued to grow rapidly. This reflected the growth in searchable advertisers of 41.5% to 133,000.

Overall, we are confident that UK turnover remains firmly on track to meet full year expectations.

US operations

US turnover grew 9.5% to (pound)431.3 million. At a constant exchange rate, the increase was 21.8%; the average exchange rate was approximately $1.83:
(pound)1.00 against $1.65: (pound)1.00 in the same period last year.

Unique advertisers increased 10.9% to 346,000 with average turnover per unique advertiser up 9.7% to $2,285 and retention up from 69% to 71%.

Organic turnover grew 15.4%. This comprised strong same-market growth of 12.3%, which benefited from the successful relaunch last year of several major former McLeod directories, and growth of 3.1% from ten new launches. The contribution to growth from acquisitions was 9.3%, mainly from Feist which we acquired in March 2004. Feist's contribution in the final quarter is expected to be a relatively smaller proportion of overall turnover growth. Growth was slowed by 2.9% owing to changes in operating practices including the intentional run down of the CCD partnership as well as production rescheduled to the final quarter.

We are confident that US turnover remains firmly on track to meet full year expectations.

ADJUSTED EBITDA

Group adjusted EBITDA increased by 10.0% to (pound)286.0 million, or 14.8% at a constant exchange rate. The Group adjusted EBITDA margin increased one percentage point to 31.9%, driven by the strong US performance.

UK adjusted EBITDA rose 2.0% to (pound)172.2 million, reflecting the continued excellent progress of Yell.com, which partially offset significant investment to support the continuing revenue growth of printed directories. Yell.com increased its EBITDA to (pound)7.2 million from (pound)3.7 million last year. The overall UK adjusted EBITDA margin was 36.9%, compared with 37.7% last year.

In the US, strong revenue growth and operational leverage resulted in 24.8% growth in adjusted EBITDA to (pound)113.8 million - a 38.7% increase at a constant exchange rate. The US adjusted EBITDA margin increased from 23.2% to 26.4%, as a result of the high conversion of revenue outperformance into profit.

OPERATING CASH FLOW AND NET DEBT

The Group converted 91.3% of adjusted EBITDA to cash, as compared to 91.4% last year. Cash generation is expected to slow in the final quarter owing to planned investment in next year's US launches. Group operating cash flow increased 9.8% to (pound)261.2 million, or 13.7% at a constant exchange rate.

Free cash flow (net cash inflow from operating activities ((pound)263.2 million) less interest ((pound)49.4 million) and taxation paid ((pound)24.3 million) and purchase of fixed assets ((pound)15.6 million)) generated during the nine months was (pound)173.9 million. We intend to make special pensions contributions totalling (pound)17 million, paying approximately half before the financial year end. These contributions are the first step in alleviating the level of the pension deficit and, while reducing free cash flow, will have no effect on the Group's profit and loss.

Net debt at (pound)1,122 million, down (pound)102 million from 31 March 2004, represents a multiple of 2.9 times adjusted EBITDA for the last 12 months.

NET RESULTS

AFTER TAX RESULTS

Profit after tax before exceptional items for the nine months to 31 December 2004 was (pound)78.0 million, compared with an adjusted profit after tax of (pound)31.1 million for the same period last year. This reflects the strong EBITDA growth, as well as the lower interest charges arising from the new capital structure put in place at the time of our IPO on 15 July 2003. The tax charge before exceptional items was (pound)47.5 million, which represents 23.8% of profit before tax adjusted for goodwill amortisation and exceptional costs. The profit after tax for the nine months ended 31 December 2004, including exceptional items, was (pound)70.0 million. Including the exceptional costs detailed below, the loss after tax for the nine months ended 31 December 2003 was (pound)80.2 million.

EXCEPTIONAL COSTS

As previously reported, exceptional costs of (pound)12.8 million ((pound)8.0 million after tax) are the total costs after tax relating to the nine-month long litigation brought against Yellow Book, our US operation, which was settled on 7 October 2004. In the equivalent period last year exceptional costs arose entirely on our IPO and amounted to (pound)148.5 million before tax, and (pound)111.3 million after a tax credit of (pound)37.2 million.

Since the half year results were announced, Yellow Book USA has been served with complaints filed as class actions in four US states by customers alleging violations of consumer protection legislation. We believe that the plaintiffs are relying on findings of the New York court in the now-settled suit brought against Yellow Book USA by Verizon. We are in consultation with our legal advisers and those of the plaintiffs as regards the merits and possible financial effect of these actions. We are unable to reliably estimate any potential cost arising from these actions at this time; therefore, we have not provided for any costs in connection with these actions.

EARNINGS AND DIVIDEND PER SHARE

Diluted earnings per share were 21.5 pence before amortisation and exceptional costs; an increase of 20.8%. Basic earnings per share before amortisation and exceptional costs were 21.7 pence. This compares with pro forma (before amortisation and as if the IPO had occurred before the start of last year) basic earnings per share of 18.1 pence last year.

CURRENT UK REGULATORY REVIEW

The current regulatory regime is being reviewed by the Office of Fair Trading
(OFT). In August last year, the OFT stated that they expected the review to be completed in the spring of this year.

In November, they announced that this review would now take the form of a Market Study under the terms of the Enterprise Act - still keeping to the spring completion date. As we have consistently stated, a Market Study can have a number of outcomes such as the withdrawal of undertakings, the acceptance by the OFT of new undertakings or a referral to the Competition Commission.

The OFT has carried out its initial information gathering exercise and is now consulting with us and other industry participants. This is a confidential dialogue and no further information can be given at this stage.

KEY OPERATIONAL INFORMATION

                                                                    -------------------------------------
                                                                        NINE MONTHS ENDED 31 DECEMBER
                                                                    -------------------------------------
                                                                                2003           2004        CHANGE
------------------------------------------------------------------------------------------------------------------
UK PRINTED DIRECTORIES
Unique advertisers (thousands) (a)                                               353            354          0.3%
Directory editions published                                                      68             74
Unique advertiser retention rate (%) (b)                                          78             75
Turnover per unique advertiser ((pound))                                       1,185          1,210          2.1%

US PRINTED DIRECTORIES
Unique advertisers (thousands) (a) (c)                                           312            346         10.9%
Directory editions published                                                     390            401
Unique advertiser retention rate (%) (c)                                          69             71
Turnover per unique advertiser ($)                                             2,083          2,285          9.7%

OTHER UK PRODUCTS AND SERVICES
Yell.com page impressions for December (millions) (d)                             46             50          8.7%
Yell.com searchable advertisers at 31 December (thousands)(e)                     94            133          41.5%
------------------------------------------------------------------------------------------------------------------

(a) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication. As a result of improvements to our systems, we are now able to include national and key accounts in our measurement of retention. If we had continued to exclude these accounts, the retention rate for the nine months ended 31 December 2004 would have been 74%. We have not adjusted previously reported figures for the nine months ended 31 December 2003. These improvements to our systems have not affected the reporting of our financial results.

(c) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figures for the nine months ended 31 December 2003 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(d) Growth in page impressions is lower than in previous periods as a result of a site redesign that has reduced the number of pages a user has to access when searching Yell.com.

(e) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.

YELL GROUP PLC AND SUBSIDIARIES


UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                          NINE MONTHS ENDED 31
                                                                               DECEMBER
                                                                      --------------------------------

                                                           NOTES                2003          2004
                                                                      ----------------- --------------
                                                                           (POUND)M        (POUND)M
   TURNOVER                                                      2            841.3           897.9
   Cost of sales                                                             (384.5)         (410.6)
                                                                     ------------------ ---------------
   GROSS PROFIT                                                               456.8           487.3
                                                                     ------------------ ---------------
   Distribution costs                                                         (24.9)          (26.1)
   Administrative expenses
      Ongoing activities                                                     (262.3)         (266.4)
      Exceptional items                                         4             (90.1)          (12.8)
                                                                     ------------------ ---------------
                                                                             (352.4)         (279.2)
                                                                     ------------------ ---------------
   OPERATING PROFIT                                             3              79.5           182.0
   Net interest payable
        Ongoing activities                                                   (112.6)          (69.3)
        Exceptional items                                       4             (58.4)               -
                                                                     ------------------ ---------------
                                                                             (171.0)          (69.3)
                                                                     ------------------ ---------------

   (LOSS) PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                       (91.5)          112.7
   TAXATION
        On ongoing activities                                   5             (25.9)          (47.5)
        On exceptional items                                  4,5              37.2             4.8
                                                                     ------------------ ---------------
                                                                               11.3           (42.7)
                                                                     ------------------ ---------------
   (LOSS) PROFIT FOR THE FINANCIAL PERIOD                                     (80.2)            70.0
   Interim dividend                                             6             (20.8)          (29.5)
                                                                     ------------------ ---------------
   RETAINED (LOSS) PROFIT FOR THE FINANCIAL PERIOD                           (101.0)           40.5
                                                                     =================  ===============

                                                                          (in pence)      (in pence)

   Basic (loss) earnings per share                               7            (15.1)           10.0
   Diluted (loss) earnings per share                             7            (15.1)            9.9

    EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS
         AND GOODWILL AMORTISATION (A)
    Basic                                                        7             18.1            21.7
    Diluted                                                      7             17.8            21.5


(a) Earnings per share before exceptional items and goodwill amortisation for the nine months ended 31 December 2003 are calculated on a pro forma basis as though our IPO and debt refinancing had occurred before 1 April 2003.

With the exception of the profit for the financial period detailed above and the currency movements detailed in note 10, there have been no other recognised gains or losses.

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES


UNAUDITED CONSOLIDATED CASH FLOW STATEMENT


                                                                     NINE MONTHS ENDED 31 DECEMBER
                                                                   ------------------------------------
                                                      NOTES                    2003               2004
                                                                   -----------------  -----------------
                                                                           (POUND)M           (POUND)M
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                 223.7              263.2
    RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
    Interest paid                                                             (94.8)             (49.4)
    Redemption premium paid                                                   (19.7)                 -
    Finance fees paid                                                         (16.4)                 -
                                                                   -----------------  -----------------
    NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS
        AND SERVICING OF FINANCE                                             (130.9)             (49.4)
                                                                   -----------------  -----------------
    TAXATION                                                                  (10.2)             (24.3)
                                                                   -----------------  -----------------
     CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
    Purchase of tangible fixed assets, net
        of sales proceeds                                                     (17.9)             (15.6)
                                                                   -----------------  -----------------
    NET CASH OUTFLOW FOR CAPITAL EXPENDITURE
        AND FINANCIAL INVESTMENT                                              (17.9)             (15.6)
                                                                   -----------------  -----------------
    ACQUISITIONS
    Purchase of subsidiary undertakings, net of
        cash acquired                                                          (5.8)                 -
                                                                   -----------------  -----------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                          (5.8)                 -
                                                                   -----------------  -----------------
    DIVIDENDS PAID                                            8               (20.8)             (71.3)
                                                                   -----------------  -----------------
    NET CASH INFLOW BEFORE FINANCING                                           38.1              102.6
    FINANCING
    Issue of ordinary share capital                           8               433.6                1.4
    Expenses paid in connection with share
        issue                                                                 (23.7)                 -
    Purchase of own shares                                    8                   -               (6.6)
    New loans issued                                                        1,031.0                  -
    Borrowings repaid                                         8            (1,378.4)             (45.0)
                                                                  ------------------  -----------------
    NET CASH INFLOW (OUTFLOW) FROM FINANCING                                   62.5              (50.2)
                                                                  ------------------  -----------------
    INCREASE IN NET CASH IN THE PERIOD                                        100.6               52.4
                                                                  ==================  =================

    RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW
        FROM OPERATING ACTIVITIES
    Total operating profit                                                     79.5              182.0
    Depreciation                                                               17.2               17.1
    Goodwill amortisation                                                      73.3               74.1
    Exceptional employee costs settled in shares
                                                                               49.1                  -
    Increase in stocks                                                        (29.1)             (40.2)
    Decrease in debtors                                                        30.6               18.2
    Increase in creditors                                                       1.1                7.6
    Other non-cash items                                                        2.0                4.4
                                                                   -----------------  ------------------
    Net cash inflow from operating activities                                 223.7              263.2
                                                                   =================  ==================

   NET CASH INFLOW FROM OPERATING ACTIVITIES                                  223.7              263.2
   Cash payments of accrued exceptional items                                  32.0               13.6
   Purchase of tangible fixed assets, net of sale
      proceeds                                                                (17.9)             (15.6)
                                                                  ------------------  ------------------
   NET CASH INFLOW FROM OPERATING ACTIVITIES BEFORE PAYMENTS
      OF EXCEPTIONAL ITEMS AND AFTER CAPITAL EXPENDITURE                      237.8              261.2
                                                                  ==================  ==================

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                                      AT                    AT
                                                                                31 MARCH           31 DECEMBER
                                                        NOTES                       2004                  2004
                                                                                (POUND)M              (POUND)M
                                                                      --------------------   -------------------
    FIXED ASSETS
    Intangible assets                                                            1,725.3               1,623.7
    Tangible assets                                                                 45.9                  42.3
    Investment                                                                       1.8                   2.2
                                                                       -------------------   -------------------
    TOTAL FIXED ASSETS                                                           1,773.0               1,668.2
                                                                       -------------------   -------------------

    CURRENT ASSETS
    Stocks                                                                         151.9                 187.0
    Debtors                                                                        460.6                 418.8
    Cash at bank and in hand                                  8                     18.7                  68.9
                                                                       -------------------   -------------------
    TOTAL CURRENT ASSETS                                                           631.2                 674.7
                                                                       -------------------   -------------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN
      ONE YEAR
    Loans and other borrowings                              8,9                    (85.8)                (86.4)
    Other creditors                                                               (273.0)               (244.5)
                                                                       -------------------   -------------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE
      WITHIN ONE YEAR                                                             (358.8)               (330.9)
                                                                       -------------------   -------------------
    Net current assets                                                             272.4                 343.8
                                                                       -------------------   -------------------
    Total assets less current liabilities                                        2,045.4               2,012.0
    Creditors: amounts falling due after
      more than one year
    Loans and other borrowings                              8,9                 (1,155.9)             (1,104.0)
                                                                       -------------------   -------------------
    NET ASSETS                                                                     889.5                 908.0
                                                                       ===================   ===================

    CAPITAL AND RESERVES
    Called up share capital                                  10                      7.0                   7.0
    Share premium account                                    10                  1,184.7               1,188.6
    Profit and loss account                                  10                   (302.2)               (287.6)
                                                                       -------------------   -------------------
    EQUITY SHAREHOLDERS' FUNDS                                                     889.5                 908.0
                                                                       ===================   ===================

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1.   Basis of preparation and consolidation

     The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

     The unaudited financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies that were set out in the audited consolidated financial information of Yell Group plc for the year ended 31 March 2004.

     The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

     In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

     The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, employee pension costs and taxes.

YELL GROUP PLC AND SUBSIDIARIES

2.       TURNOVER

                                                                          NINE MONTHS
                                                                        ENDED 31 DECEMBER              CHANGE
                                                               ----------------------------------------------
                                                                          2003             2004             %
                                                               ------------------  --------------------------
                                                                      (POUND)M         (POUND)M
          UK printed directories                                         417.8            428.8          2.6%
          Other products and  services                                    29.7             37.8         27.3%
                                                               ------------------  --------------
          TOTAL UK TURNOVER                                              447.5            466.6          4.3%
                                                               ------------------  --------------
          US printed directories:
          US printed directories at constant exchange rate
            (a)                                                          393.8            479.6         21.8%
          Exchange impact (a)                                                -           (48.3)
                                                               ------------------  --------------
          TOTAL US TURNOVER                                              393.8            431.3          9.5%
                                                               ------------------  --------------
          GROUP TURNOVER                                                 841.3            897.9          6.7%
                                                               ==================  ==============

(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.


3.       OPERATING PROFIT AND EBITDA INFORMATION

           ADJUSTED EBITDA BY SEGMENT

                                                                         NINE MONTHS
                                                                      ENDED 31 DECEMBER              CHANGE
                                                              -----------------------------------------------
                                                                         2003              2004           %
                                                              ------------------ ----------------------------
                                                                     (POUND)M          (POUND)M
          UK printed directories                                        167.4             160.8       (3.9)%
          Other products and services                                     1.5              11.4
                                                              ------------------  ---------------
          TOTAL UK OPERATIONS                                           168.9             172.2         2.0%
                                                              ------------------ ----------------
          US operations:
          US printed directories at
            constant exchange rate (a)                                   91.2             126.5        38.7%
          Exchange impact (a)                                               -             (12.7)
                                                              ------------------ ----------------
          TOTAL US OPERATIONS                                            91.2             113.8        24.8%
                                                              ------------------ ----------------
          GROUP ADJUSTED EBITDA                                         260.1             286.0        10.0%
                                                              ================== ================

(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

3.       OPERATING PROFIT AND EBITDA INFORMATION (CONTINUED)

         RECONCILIATION OF GROUP OPERATING PROFIT TO ADJUSTED EBITDA (a)

                                                                     NINE MONTHS
                                                                  ENDED 31 DECEMBER                 CHANGE
                                                     ------------------------------------------------------
                                                                  2003                  2004            %
                                                     -------------------------------------------------------
                                                              (POUND)M              (POUND)M
         UK operations

         OPERATING PROFIT                                         81.7                 119.6
         Depreciation and amortisation                            51.9                  52.6
                                                     -------------------- ---------------------
         UK OPERATIONS EBITDA                                    133.6                 172.2
         Exceptional items                                        35.3                     -
                                                     -------------------- ---------------------
         UK OPERATIONS ADJUSTED EBITDA                           168.9                 172.2        2.0%
                                                     -------------------- ---------------------

         UK OPERATIONS ADJUSTED EBITDA MARGIN                    37.7%                 36.9%
                                                     ==================== =====================

         US operations

         OPERATING (LOSS) PROFIT                                  (2.2)                 62.4
         Depreciation and amortisation                            38.6                  38.6
                                                     -------------------- ---------------------
         US OPERATIONS EBITDA                                     36.4                 101.0
         Exceptional items                                        54.8                  12.8
         Exchange impact (b)                                         -                  12.7
                                                     -------------------- ---------------------
         US OPERATIONS ADJUSTED EBITDA AT CONSTANT                91.2                 126.5       38.7%
           EXCHANGE RATE (b)
         Exchange impact (b)                                         -                 (12.7)
                                                     -------------------- ---------------------
         US OPERATIONS ADJUSTED EBITDA                            91.2                 113.8       24.8%
                                                     -------------------- ---------------------

         US OPERATIONS ADJUSTED EBITDA MARGIN  (c)               23.2%                 26.4%
                                                     ==================== =====================

         Group

         OPERATING PROFIT                                         79.5                 182.0
         Depreciation and amortisation                            90.5                  91.2
                                                     -------------------- ---------------------
         GROUP EBITDA                                            170.0                 273.2       60.7%
         Exceptional items                                        90.1                  12.8
         Exchange impact (b)                                         -                  12.7
                                                     -------------------- ---------------------
         GROUP ADJUSTED EBITDA AT CONSTANT EXCHANGE              260.1                 298.7       14.8%
            RATE (b)
         Exchange impact (b)                                         -                (12.7)
                                                     -------------------- ---------------------
         GROUP ADJUSTED EBITDA                                   260.1                 286.0       10.0%
                                                     ==================== =====================

         GROUP ADJUSTED EBITDA MARGIN                             30.9%                31.9%
                                                     ==================== =====================


(a) Adjusted EBITDA is one of the key financial measures that we use to assess the growth in the business and operational efficiencies.

(b) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

(c) US operations EBITDA margin including exceptional items is 23.4% in the nine months ended 31 December 2004 (2003 - 9.2%).

     We do not allocate interest or taxation charges by product or geographic segment.

YELL GROUP PLC AND SUBSIDIARIES

4.       RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

                                                                NINE MONTHS ENDED 31 DECEMBER
                                     ------------------------------------------------------------------------------------
                                                       2003                                       2004
                                     ------------------------------------------ ------------------------------------------
                                          ORDINARY      EXCEPTIONAL                  ORDINARY      EXCEPTIONAL
                                             ITEMS            ITEMS       TOTAL         ITEMS            ITEMS        TOTAL
                                     -------------- ---------------- ----------- ------------- ---------------- ------------
                                          (POUND)M         (POUND)M    (POUND)M      (POUND)M         (POUND)M     (POUND)M

         GROSS PROFIT                        456.8             -          456.8         487.3            -            487.3
         Distribution costs                  (24.9)            -          (24.9)        (26.1)           -            (26.1)
         Administrative expenses            (262.3)           (90.1)     (352.4)       (266.4)           (12.8)      (279.2)
                                     -------------- ---------------- ----------- ------------- ---------------- ------------
         OPERATING PROFIT (LOSS)             169.6            (90.1)       79.5         194.8            (12.8)       182.0
         Net interest payable               (112.6)           (58.4)     (171.0)        (69.3)           -            (69.3)
                                     -------------- ---------------- ----------- ------------- ---------------- ------------
         PROFIT (LOSS) BEFORE
             TAXATION                         57.0           (148.5)      (91.5)        125.5            (12.8)       112.7
         Taxation                            (25.9)            37.2        11.3         (47.5)             4.8        (42.7)
                                     -------------- ---------------- ----------- ------------- ---------------- ------------
         PROFIT (LOSS) FOR THE
             PERIOD                           31.1           (111.3)      (80.2)         78.0             (8.0)        70.0
                                     ============== ================ =========== ============= ================ ============

     Exceptional costs for the nine months to 31 December 2004 are the total costs relating to litigation brought against our US operations (see note
     12). Exceptional administrative costs in the nine months ended 31 December 2003 relate to costs incurred in connection with our IPO.

5.       TAXATION

     The effective tax rate for the period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

                                                                                 NINE MONTHS ENDED 31 DECEMBER
                                                                               ----------------------------------
                                                                                         2003               2004
                                                                               ---------------    ---------------
                                                                                     (POUND)M           (POUND)M
         Profit on ordinary activities before exceptional items and taxation multiplied by the standard rate of corporation tax
            in the United Kingdom (30%)                                                  17.1               37.6
         Effects of:
            Non-allowable goodwill amortization                                          15.7               15.6
            US tax losses                                                                (5.1)              (4.2)
            Other permanent differences                                                  (1.8)              (1.5)
                                                                               ---------------    ---------------
         Tax charge on ongoing activities                                                25.9               47.5
                                                                               ---------------    ---------------
         Exceptional items multiplied by the standard rate of
            corporation tax in the United Kingdom (30%)                                 (44.6)              (3.8)
         Effects of:                                                                        -                  -
            Higher rate for overseas tax                                                    -               (1.0)
            Items not allowed for tax purposes                                            7.4                  -
                                                                               ---------------    ---------------
         Taxation credit on exceptional items                                           (37.2)              (4.8)
                                                                               ---------------    ---------------
         Total tax (credit) charge                                                      (11.3)              42.7
                                                                               ===============    ===============

6.       INTERIM DIVIDEND

     The interim dividend of 4.2 pence per share (2003 - 3.0 pence per share) was paid on 17 December 2004 to shareholders registered at the close of business on 19 November 2004 and amounted to (pound)29.5 million (2003 - (pound)20.8 million).

YELL GROUP PLC AND SUBSIDIARIES
UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

7.       EARNINGS (LOSS) PER SHARE


                                                         PRO FORMA
                                                          INTEREST
                                                           ADJUST-       EXCEPTIONAL
                                                         MENTS NET         COSTS NET
                                              ACTUAL     OF TAX (a)        OF TAX (b)     AMORTISATION (c)      ADJUSTED
                                         ------------ ------------- ----------------- -------------------- -------------
         NINE MONTHS ENDED 31 DECEMBER 2004

         Group profit for the
            financial period ((pound)m)         70.0             -               8.0                 74.1         152.1
         Weighted average number of
            issued ordinary shares
            (millions) (d)                     700.4             -                                                700.4
                                         ------------                                                      -------------
         BASIC EARNINGS PER SHARE
            (PENCE)                            10.0                                                               21.7
         Effect of share options
            (pence)                            (0.1)                                                              (0.2)
                                         ------------                                                      -------------
         DILUTED EARNINGS PER SHARE
            (PENCE)                             9.9                                                               21.5
                                         ============                                                      =============

         NINE MONTHS ENDED 31 DECEMBER 2003

         Group (loss) profit for the
            financial period ((pound)m)        (80.2)         21.1             111.3                 73.3         125.5
         Weighted average number of
            issued ordinary shares
            (millions) (d)                     529.9         165.0                                                694.9
                                         ------------                                                      -------------
         BASIC (LOSS) EARNINGS
         PER SHARE (PENCE)                     (15.1)                                                             18.1
         Effect of share options
            (pence)                                -                                                              (0.3)
                                         ------------                                                      -------------
         DILUTED (LOSS) EARNINGS
         PER SHARE (PENCE)                     (15.1)                                                             17.8
                                         ============                                                      =============


(a) Group losses for the nine months ended 31 December 2003 have been adjusted to exclude interest charges on the long-term debt we repaid as a result of the IPO. Interest has been added back by referring to the effective interest rates applied to the borrowings repaid from the proceeds of the IPO over the period. All interest adjustments have been tax effected at the UK corporation tax rate of 30%. The weighted average number of shares for the nine months ended 31 December 2003 has been adjusted as though the IPO happened before 1 April 2003.

(b)  Exceptional items are explained in note 4.

(c) Amortisation charges presented are not adjusted for tax. The adjustment would have been (pound)66.4 million, as opposed to (pound)74.1 million, and (pound)64.9 million, as opposed to (pound)73.3 million, in 2004 and 2003, respectively, if the tax effect from tax allowable amortisation in the United States had been taken into account. Accordingly, the diluted earnings per share would have been 20.4 pence, as opposed to 21.5 pence, in the nine months ended 31 December 2004 and 16.6 pence, as opposed to 17.8 pence in the nine months ended 31 December 2003.

(d) The calculation of the basic and diluted earnings (loss) per ordinary share has been based on the profit (loss) for the relevant financial period and on 694.9 million shares for the nine months ended 31 December 2003, being the weighted average share capital during the period after taking into account the restructuring of the existing share capital on the IPO. For the nine months ended 31 December 2004, the calculation was based on 700.4 million shares, the weighted average share capital during the period.

YELL GROUP PLC AND SUBSIDIARIES

8.       NET DEBT


         ANALYSIS OF NET DEBT

                                                                              AT                      AT
                                                                   31 MARCH 2004        31 DECEMBER 2004
                                                                ------------------   --------------------
                                                                        (POUND)M                (POUND)M

         Long-term loans and other borrowings
             falling due after more than one year                         1,155.9               1,104.0
         Short-term borrowings and long-term
             loans and other borrowings falling due within
             one year                                                        85.8                  86.4
                                                               -------------------   --------------------
         Total debt                                                       1,241.7               1,190.4
         Cash at bank and in hand                                          (18.7)                (68.9)
                                                               -------------------   --------------------
         NET DEBT AT END OF PERIOD                                        1,223.0               1,121.5
                                                               ===================   ====================


         RECONCILIATION OF MOVEMENT IN NET DEBT

                                                                         DEBT DUE
                                                                       WITHIN ONE
                                                             TOTAL           YEAR
                                                              CASH      EXCLUDING       DEBT DUE
                                                         LESS BANK           BANK          AFTER
                                                         OVERDRAFT      OVERDRAFT       ONE YEAR      NET DEBT
                                                      ---------------------------------------------------------
                                                          (POUND)M       (POUND)M       (POUND)M      (POUND)M

         AT 31 MARCH 2004                                    18.7          (85.8)     (1,155.9)      (1,223.0)
         Net cash inflow before financing and
               dividends paid                               173.9               -            -          173.9
         Dividend paid                                      (71.3)              -            -          (71.3)
         Long term debt becoming due within one year             -         (45.0)        45.0               -
         Borrowings repaid                                  (45.0)          45.0             -              -
         Issue of ordinary share capital                      1.4              -             -            1.4
         Purchase of own shares                              (6.6)              -            -           (6.6)
         Non-cash charges                                       -           (0.6)       (11.9)          (12.5)
         Currency movements                                  (2.2)              -        18.8            16.6
                                                      -------------  ------------- -------------- -------------
         AT 31 DECEMBER 2004                                 68.9          (86.4)    (1,104.0)       (1,121.5)
                                                      =============  ============= ============== =============

YELL GROUP PLC AND SUBSIDIARIES

9.       LOANS AND OTHER BORROWINGS

                                                                                          AT                  AT
                                                                               31 MARCH 2004    31 DECEMBER 2004
                                                                                         (a)                 (a)
                                                                             ----------------  ------------------
                                                                                   (POUND)M            (POUND)M
         AMOUNTS FALLING DUE WITHIN ONE YEAR
         Senior credit facilities (b)                                                  80.0                85.0
         Revolver loan (b)                                                              5.0                   -
         Net obligations under finance leases                                           0.8                 1.4
                                                                             ----------------  ------------------
         TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                     85.8                86.4
                                                                             ----------------  ------------------
         AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
         Senior credit facilities (b)                                                 856.6               800.9
         Senior notes:
             Senior sterling notes                                                    158.1               159.1
             Senior dollar notes                                                       68.1                66.0
             Senior discount dollar notes                                              73.1                78.0
                                                                             ----------------  ------------------
         TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                         1,155.9             1,104.0
                                                                             ----------------  ------------------
         NET LOANS AND OTHER BORROWINGS                                             1,241.7             1,190.4
                                                                             ================  ==================


(a) Balances are shown net of deferred financing fees of (pound)16.9 million at 31 December 2004 and (pound)20.1 million at 31 March 2004.

(b) Yell made payments of (pound)40.0 million in the nine months ended 31 December 2004 on amounts owed under the senior facility as required by the senior facility agreement and also repaid (pound)5.0 million that had been drawn down against the senior revolving credit facility at 31 March 2004.


10.      CHANGES IN EQUITY SHAREHOLDERS' FUNDS

                                                         SHARE          SHARE         PROFIT AND
                                                       CAPITAL        PREMIUM       LOSS ACCOUNT        TOTAL
                                                   -----------------------------------------------------------
                                                      (POUND)M       (POUND)M           (POUND)M     (POUND)M
         Balance at 31 March 2004                        7.0          1,184.7             (302.2)       889.5
         Profit on ordinary
            activities after taxation                      -                -               70.0         70.0
         Interim dividend                                  -                -              (29.5)       (29.5)
         Ordinary share issue                              -              3.9                  -          3.9
         Capital Accumulation Plan (a)                     -                -               (4.7)        (4.7)
         Currency movements (b)                            -                -              (21.2)       (21.2)
                                                   ------------  -------------  -----------------  -----------
         Balance at 31 December 2004                     7.0          1,188.6            (287.6)        908.0
                                                   ============  =============  =================  ===========

(a) Purchase of shares ((pound)6.6 million) and amortisation of the costs incurred in buying shares held in an ESOP trust for employees.

(b) The cumulative currency translation adjustment was a (pound)123.9 million loss at 31 December 2004 (31 March 2004 - (pound)102.7 million loss).

YELL GROUP PLC AND SUBSIDIARIES

11.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions. Differences in accounting for our share options arise from the adoption of option pricing models to value options under US GAAP in circumstances where the options are valued at (pound)nil value under UK GAAP. Dividends are recorded, under UK GAAP, in the period in respect of which they are proposed by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which they are declared.

     The following information summarises estimated adjustments, gross of their tax effect, which reconcile net (loss) profit and shareholders' funds from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

          Net (loss) profit

                                                                             NINE MONTHS ENDED 31 DECEMBER
                                                                      -----------------------------------------
                                                                                   2003                   2004
                                                                      -------------------  --------------------
                                                                               (POUND)M               (POUND)M
          (Loss) profit on ordinary activities
          after taxation under UK GAAP                                           (80.2)                  70.0
           Adjustment for:
               Directories in progress
               -Deferred costs                                                   (28.7)                 (19.5)
               -Acquisition accounting(a)                                             -                  (4.0)
               Pensions                                                           (6.9)                 (10.3)
               Goodwill                                                           73.3                   74.1
               Other intangible assets                                           (70.2)                 (54.4)
               Derivative financial instruments                                   21.2                    3.4
               Employee incentive plans                                           (0.6)                  (2.3)
               Amortisation of deferred financing costs                               -                  (0.4)
               Deferred taxation                                                  13.2                   25.5
               Other                                                              (1.9)                  (0.3)
                                                                      ------------------  ---------------------
          NET (LOSS) PROFIT AS ADJUSTED FOR US GAAP                              (80.8)                  81.8
                                                                      ==================  =====================

(a)      Represents adjustments that arose as a result of acquisitions.

YELL GROUP PLC AND SUBSIDIARIES

11.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

          Equity shareholders' funds

                                                                                         At
                                                                                   31 March                 At
                                                                                       2004   31 December 2004
                                                                         ------------------- ------------------
                                                                                   (POUND)M           (POUND)M

          Equity shareholders' funds under UK GAAP                                   889.5               908.0
              Adjustment for:
                   Directories in progress                                          (103.2)             (123.6)
                   Pensions                                                           (0.3)              (10.6)
                   Additional minimum pension liability                              (37.9)              (37.9)
                   Goodwill                                                         (562.3)             (483.6)
                   Other intangible assets                                           746.6               684.8
                   Derivative financial instruments                                   (3.2)                0.2
                   Deferred taxation                                                (182.9)             (153.0)
                   Dividends proposed                                                 41.9                    -
                   Other                                                               2.3                 1.6
                                                                          ------------------ -------------------
          EQUITY SHAREHOLDERS' FUNDS AS ADJUSTED FOR US GAAP                         790.5               785.9
                                                                          ================== ===================

12.      LITIGATION

     Since the half year results were announced, Yellow Book USA has been served with complaints filed as class actions in four US states by customers alleging violations of consumer protection legislation. We believe that the plaintiffs are relying on findings of the New York court in the now-settled suit brought against Yellow Book USA by Verizon. We are in consultation with our legal advisers and those of the plaintiffs as regards the merits and possible financial effect of these actions. We are unable to reliably estimate any potential cost arising from these actions at this time; therefore, we have not provided for any costs in connection with these actions.

NOTES TO EDITORS

Yell Group

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2004, Yell published 99 directories in the United Kingdom and 536 in the United States; in the United Kingdom, where it is a clear market leader, it served 480,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 386,000 unique advertisers.

Yell's brands in the United Kingdom are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the United States are Yellow Book and Yellowbook.com, all of which are trademarks.